Exhibit 12

MACDERMID, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges was computed based upon MacDermid’s historical financial information included in MacDermid’s most recent Annual Report incorporated by reference on Form 10-K.
					Nine Months		Twelve Months
					Ended		Ended
	Year Ended December 31,				December 31,		March 31,
	2005	2004	2003	2002	2001		2001
Earnings:
Income (loss) from continuing
operations	$ 47,043	$ 53,224	$ 49,820	$ 31,477	$ (17,288)		$ 43,753
Income tax expense (benefit)	18,568	24,513	23,466	16,122	(9,309)		29,752
Income (loss) from continuing
operations before tax expense	65,611	77,737	73,286	47,599	(26,597)		73,505
Add back fixed charges
included in income:
Interest expense	30,397	31,014	31,051	34,458	25,095		33,339
Estimated interest in
rent expense	8,045	2,324	2,407	2,612	2,110		2,164
Adjusted Earnings	$ 104,053	$ 111,075	$ 106,744	$ 84,669	$ 608		$ 109,009

Fixed charges:
Interest expense	30,397	31,014	31,051	34,458	25,095		33,339
Estimated interest in
rent expense	8,045	2,324	2,407	2,612	2,110		2,164
Total fixed charges	$ 38,442	$ 33,338	$ 33,458	$ 37,070	$ 27,205		$ 35,503

Ratio of earnings
to fixed charges	2.71	3.33	3.19	2.28	0.02		3.07

Amount of deficiency in years
where ratio is less than 1 to 1	**	**	**	**	26,597	*	**

* The nine months ended December 31, 2001 includes charges for impairment of goodwill and intangible assets of $34,458 and restructuring charges of $9,666. Excluding these charges and the taxes related to them, the ratio of earnings to fixed charges would have been 1.13 to 1.

** Not applicable.